                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X]               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the Fiscal Year Ended August 31, 1998

                                       OR

[ ]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

             For the Transition Period from __________ to __________

                         Commission File Number: 018859

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Sonic Corp. Savings and Profit Sharing Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   Sonic Corp.
                                 101 Park Avenue
                          Oklahoma City, Oklahoma 73102

         Sonic Corp. has included the following financial statements and supplementary financial information in this report:

                                                                                               Pages
                                                                                               -----
             Report of Independent Auditors                                                       1
             Statements of Net Assets Available for Benefits                                      2
             Statements of Changes in Net Assets Available for Benefits                           6
             Line 27a -- Schedule of Assets Held for Investment Purposes                         15
             Line 27d -- Schedule of Reportable Transactions                                     16

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have caused the undersigned, duly-authorized, to sign this report on their behalf on this 8th day of March, 1999.

                    Sonic Corp.

                    By:  /s/ Ronald L. Matlock
                         ---------------------------------------------
                         Ronald L. Matlock, Vice President and General Counsel

                   Sonic Corp. Savings and Profit Sharing Plan

                              Financial Statements
                           and Supplemental Schedules

                      Years ended August 31, 1998 and 1997




                                     CONTENTS


Report of Independent Auditors                                         1

Financial Statements

Statements of Net Assets Available for Benefits                         2

Statements of Changes in Net Assets Available for Benefits              6

Notes to Financial Statements                                          10

Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes              15
Line 27d--Schedule of Reportable Transactions                          16


Party-in-interest transactions are not presented because there are no party-in-interest transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

                         Report of Independent Auditors

The Plan Administrator
Sonic Corp. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Sonic Corp. Savings and Profit Sharing Plan as of August 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at August 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of August 31, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the 1998 basic financial statements. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                       ERNST & YOUNG LLP

Oklahoma City, Oklahoma
February 26, 1999

                   Sonic Corp. Savings and Profit Sharing Plan

                 Statements of Net Assets Available for Benefits
                              With Fund Information




                                                                       AUGUST 31, 1998
                                          ----------------------------------------------------------------------
                                                                       FUND INFORMATION
                                          ----------------------------------------------------------------------
                                                 AMERICAN           AMERICAN
                                                PERFORMANCE        PERFORMANCE
                                                   CASH           INTERMEDIATE          AIM                AIM
                                                MANAGEMENT            BOND         CONSTELLATION          VALUE
                                                   FUND               FUND              FUND               FUND
                                          ----------------------------------------------------------------------
ASSETS
Investments:
   Shares of registered investment companies      $219,163           $127,592        $668,679           $551,042
   Sonic Corp. common stock, 14,347 shares               -                  -               -                  -
   Participant notes receivable                          -                  -               -                  -
                                          ----------------------------------------------------------------------
Total investments                                  219,163            127,592         668,679            551,042

Receivables:
   Contributions:
     Participants                                      869                541           3,849              2,659
     Employer                                       22,409              3,428          23,985             15,089
   Accrued interest                                    924                606               -                  -
                                          ----------------------------------------------------------------------
Total receivables                                   24,202              4,575          27,834             17,748

Cash                                                     4                  -               -                  -
                                          ----------------------------------------------------------------------
Net assets available for benefits                 $243,369           $132,167        $696,513           $568,790
                                          ----------------------------------------------------------------------
                                          ----------------------------------------------------------------------


                                         AUGUST 31, 1998
------------------------------------------------------------------------------------------------------------
                                  FUND INFORMATION
------------------------------------------------------------------------------------------------
      AMERICAN                           NEUBERGER
     AADVANTAGE          FEDERATED       & BERMAN                 SONIC
      BALANCED            MAX CAP        GUARDIAN                 STOCK               LOAN
        FUND               FUND         TRUST FUND                 FUND               FUND             TOTAL
-----------------------------------------------------------------------------------------------------------------

      $747,172           $579,962            $774,402            $      -           $      -           $3,668,012
             -                  -                   -             228,662                  -              228,662
             -                  -                   -                   -            171,770              171,770
-----------------------------------------------------------------------------------------------------------------
       747,172            579,962             774,402             228,662            171,770            4,068,444


         1,327              2,386               3,472               1,706                  -               16,809
        10,359             17,118              20,973               9,766                  -              123,127
             -                  -                   -                   -                  -                1,530
-----------------------------------------------------------------------------------------------------------------
        11,686             19,504              24,445              11,472                  -              141,466

             -                  -                   -              12,515                  -               12,519
-----------------------------------------------------------------------------------------------------------------
      $758,858           $599,466            $798,847            $252,649           $171,770           $4,222,429
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

                                  Sonic Corp. Savings and Profit Sharing Plan

                                Statements of Net Assets Available for Benefits
                                       With Fund Information (continued)

                                                                        AUGUST 31, 1997
                                          ----------------------------------------------------------------------
                                                                       FUND INFORMATION
                                          ----------------------------------------------------------------------
                                                AMERICAN            AMERICAN
                                               PERFORMANCE        PERFORMANCE
                                                  CASH            INTERMEDIATE        AIM                 AIM
                                                MANAGEMENT            BOND       COMSTELLATION           VALUE
                                                  FUND                FUND            FUND                FUND
                                          ----------------------------------------------------------------------
ASSETS
Investments:
   Shares of registered investment companies      $228,523           $106,549        $787,511           $473,434
   Sonic Corp. common stock, 8,016 shares                -                  -               -                  -
   Participant notes receivable                          -                  -               -                  -
                                          ----------------------------------------------------------------------
Total investments                                  228,523            106,549         787,511            473,434

Receivables:
   Contributions:
     Participants                                      631                609           3,324              1,669
     Employer                                       17,772              2,873          17,709             10,048
   Accrued interest                                  1,012                529               -                  -
                                          ----------------------------------------------------------------------
Total receivables                                   19,415              4,011          21,033             11,717
                                          ----------------------------------------------------------------------
Net assets available for benefits                 $247,938           $110,560        $808,544           $485,151
                                          ----------------------------------------------------------------------
                                          ----------------------------------------------------------------------

                                                  AUGUST 31, 1997
-----------------------------------------------------------------------------------------------------------------
                                        FUND INFORMATION
-------------------------------------------------------------------------------------------------
      AMERICAN                             NEUBERGER
     AADVANTAGE          FEDERATED         & BERMANN              SONIC
      BALANCED            MAX CAP           GUARDIAN              STOCK              LOAN
        FUND               FUND            TRUST FUND             FUND               FUND               TOTAL
-----------------------------------------------------------------------------------------------------------------
      $708,773           $424,745            $879,292            $      -           $      -           $3,608,827
             -                  -                   -             177,365                  -              177,365
             -                  -                   -                   -            190,015              190,015
-----------------------------------------------------------------------------------------------------------------
       708,773            424,745             879,292             177,365            190,015            3,976,207


         1,186              1,554               2,664               1,226                  -               12,863
         7,319              6,625              13,734               4,831                  -               80,911
             -                  -                   -                   -                  -                1,541
-----------------------------------------------------------------------------------------------------------------
         8,505              8,179              16,398               6,057                  -               95,315
-----------------------------------------------------------------------------------------------------------------
      $717,278           $432,924            $895,690            $183,422           $190,015           $4,071,522
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES.

                   Sonic Corp. Savings and Profit Sharing Plan

           Statements of Changes in Net Assets Available for Benefits
                              With Fund Information

                                                                   YEAR ENDED AUGUST 31, 1998
                                                    ----------------------------------------------------------------------
                                                                       FUND INFORMATION
                                                    ----------------------------------------------------------------------
                                                           AMERICAN         AMERICAN
                                                         PERFORMANCE       PERFORMANCE
                                                             CASH          INTERMEDIATE         AIM               AIM
                                                          MANAGEMENT           BOND         CONSTELLATION        VALUE
                                                             FUND              FUND             FUND              FUND
                                                    ----------------------------------------------------------------------
Additions (deductions) to net assets attributed to:
   Investment income:
     Net appreciation (depreciation) in
       fair value of investments                            $      -          $  3,227         $(121,448)         $  8,542
     Interest and dividends                                   11,191             7,440                 -                 -
                                                    ----------------------------------------------------------------------
   Net investment income (loss)                               11,191            10,667          (121,448)            8,542

   Contributions:
     Participants                                             12,233            15,172            90,438            57,827
     Employer (including profit sharing
       contribution of $100,000)                              30,030             9,948            63,266            38,452
                                                    ----------------------------------------------------------------------
Total additions (deductions)                                  53,454            35,787            32,256           104,821

Deductions from net assets attributed to:
   Benefits paid to participants                              10,397            12,595           145,483            55,082
   Loan fees and trustee fees                                      -                 -                 6                 5
                                                    ----------------------------------------------------------------------
Total deductions                                              10,397            12,595           145,489            55,087
                                                    ----------------------------------------------------------------------
Net increase (decrease) prior to
   interfund transfers                                        43,057            23,192          (113,233)           49,734

Interfund transfers                                          (47,626)           (1,585)            1,202            33,905
                                                    ----------------------------------------------------------------------
Net increase (decrease)                                       (4,569)           21,607          (112,031)           83,639

Net assets available for benefits:
   Beginning of year                                         247,938           110,560           808,544           485,151
                                                    ----------------------------------------------------------------------
   End of year                                              $243,369          $132,167         $ 696,513          $568,790
                                                    ----------------------------------------------------------------------
                                                    ----------------------------------------------------------------------

                                                                             6

                                            YEAR ENDED AUGUST 31, 1998
----------------------------------------------------------------------------------------------------------------
                                        FUND INFORMATION
-----------------------------------------------------------------------------------------------
      AMERICAN                             NEUBERGER
     AADVANTAGE          FEDERATED          & BERMAN              SONIC
      BALANCED            MAX CAP           GUARDIAN              STOCK              LOAN
        FUND               FUND            TRUST FUND              FUND              FUND              TOTAL
----------------------------------------------------------------------------------------------------------------
       $ 20,469           $ 19,544           $(208,982)         $   4,901         $       -          $ (273,747)
              -              4,771               1,502                  -            16,508              41,412
----------------------------------------------------------------------------------------------------------------
         20,469             24,315            (207,480)             4,901            16,508            (232,335)


         40,199             76,314              91,384             37,493                 -             421,060

         26,210             46,555              58,508             27,114                 -             300,083
----------------------------------------------------------------------------------------------------------------
         86,878            147,184             (57,588)            69,508            16,508             488,808


         44,905             16,893              42,706              2,817             7,001             337,879
              -                  -                  11                  -                 -                  22
----------------------------------------------------------------------------------------------------------------
         44,905             16,893              42,717              2,817             7,001             337,901
----------------------------------------------------------------------------------------------------------------
         41,973            130,291            (100,305)            66,691             9,507             150,907

           (393)            36,251               3,462              2,536           (27,752)                  -
----------------------------------------------------------------------------------------------------------------
         41,580            166,542             (96,843)            69,227           (18,245)            150,907


        717,278            432,924             895,690            183,422           190,015           4,071,522
----------------------------------------------------------------------------------------------------------------
       $758,858           $599,466           $ 798,847           $252,649          $171,770          $4,222,429
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

                            Sonic Corp. Savings and Profit Sharing Plan

                     Statements of Changes in Net Assets Available for Benefits
                                 With Fund Information (continued)

                                                                         YEAR ENDED AUGUST 31, 1997
                                             -----------------------------------------------------------------------------------
                                                                              FUND INFORMATION
                                             -----------------------------------------------------------------------------------
                                              AMERICAN         AMERICAN
                                             PERFORMANCE      PERFORMANCE                                           AMERICAN
                                                 CASH         INTERMEDIATE           AIM             AIM           AADVANTAGE
                                              MANAGEMENT         BOND           CONSTELLATION       VALUE           BALANCED
                                                 FUND            FUND                FUND            FUND             FUND
                                             -----------------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
     Net appreciation (depreciation) in
       fair value of investments              $  5,411          $  3,474         $158,871         $107,404         $128,111
     Interest and dividends                      9,053             3,835                -                -                -
                                             -----------------------------------------------------------------------------------
   Net investment income (loss)                 14,464             7,309          158,871          107,404          128,111

   Contributions:
     Participants                               14,273            13,561           87,566           47,127           33,688
     Employer (including profit sharing
       contribution of $75,000)                 26,884             8,946           53,242           30,154           22,672
                                             -----------------------------------------------------------------------------------
Total additions                                 55,621            29,816          299,679          184,685          184,471

Deductions from net assets attributed to:
   Benefits paid to participants               112,570             2,342           53,706           24,427           21,642
   Loan fees and trustee fees                      176                 5              276              104              121
                                             -----------------------------------------------------------------------------------
Total deductions                               112,746             2,347           53,982           24,531           21,763
                                             -----------------------------------------------------------------------------------
Net increase (decrease) prior to
   interfund transfers                         (57,125)           27,469          245,697          160,154          162,708

Interfund transfers                            305,063            83,091          562,847          324,997          554,570
                                             -----------------------------------------------------------------------------------
Net increase (decrease)                        247,938           110,560          808,544          485,151          717,278

Net assets available for benefits:
   Beginning of year                                 -                 -                -                -                -
                                             -----------------------------------------------------------------------------------
   End of year                                $247,938          $110,560         $808,544         $485,151         $717,278
                                             -----------------------------------------------------------------------------------
                                             -----------------------------------------------------------------------------------

                                              YEAR ENDED AUGUST 31, 1997
---------------------------------------------------------------------------------------------------------------------
                                            FUND INFORMATION
---------------------------------------------------------------------------------------------------------
                NEUBERGER                                                         CAPITAL
  FEDERATED     & BERMAN       SONIC                                              PRESERVA-
   MAX CAP      GUARDIAN       STOCK        STOCK       GROWTH      BALANCED        TION         LOAN
   FUND        TRUST FUND       FUND        FUND         FUND         FUND          FUND         FUND        TOTAL
---------------------------------------------------------------------------------------------------------------------
   $105,452      $222,808      $  (260)   $      -    $        -     $      -      $      -     $      -   $  731,271
      2,844           873            -           -             -            -             -        9,335       25,940
---------------------------------------------------------------------------------------------------------------------
    108,296       223,681         (260)          -             -            -             -        9,335      757,211


     34,339        64,189       20,691           -             -            -             -            -      315,434

     19,668        41,625       14,235           -             -            -             -            -      217,426
---------------------------------------------------------------------------------------------------------------------
    162,303       329,495       34,666           -             -            -             -        9,335    1,290,071


     20,781         4,114        7,657           -             -            -             -            -      247,239
         76           214           35           -             -            -             -            -        1,007
---------------------------------------------------------------------------------------------------------------------
     20,857         4,328        7,692           -             -            -             -            -      248,246
---------------------------------------------------------------------------------------------------------------------
    141,446       325,167       26,974           -             -            -             -        9,335    1,041,825

    291,478       570,523      156,448    (421,260)   (1,503,860)    (790,404)     (223,343)      89,850            -
---------------------------------------------------------------------------------------------------------------------
    432,924       895,690      183,422    (421,260)   (1,503,860)    (790,404)     (223,343)      99,185    1,041,825


          -             -            -     421,260     1,503,860      790,404       223,343       90,830    3,029,697
---------------------------------------------------------------------------------------------------------------------
   $432,924      $895,690     $183,422    $      -    $        -     $      -      $      -     $190,015   $4,071,522
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES.

                   Sonic Corp. Savings and Profit Sharing Plan

                          Notes to Financial Statements

                            August 31, 1998 and 1997


1. DESCRIPTION OF PLAN

The following description of the Sonic Corp. (the "Company") Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement (as amended) for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all full-time employees of the Company who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Each year, participants may contribute up to 11% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may voluntarily match a percentage of participants' contributions to the Plan. Additional profit sharing amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant compensation or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce trustee fees, then future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                   Sonic Corp. Savings and Profit Sharing Plan

1. DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service.

INVESTMENT OPTIONS

Beginning on September 1, 1996, participants can direct their account balances to be invested in one of eight investment funds or a combination of these funds. Participants may change their investment options daily. Investment funds consist of the following:

         AMERICAN PERFORMANCE CASH MANAGEMENT FUND--Funds are invested in very short-term high quality loans to the U.S. Government, banks, and corporations.

         AMERICAN PERFORMANCE INTERMEDIATE BOND FUND--Funds are invested in a diversified portfolio of intermediate bonds issued by the U.S. Government, U.S. Government agencies, and individual corporations.

         AIM CONSTELLATION FUND--Funds are invested in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

         AIM VALUE FUND--Funds are invested in common stocks of companies that are undervalued relative to the stock market as a whole, but whose earnings are starting to improve.

         AMERICAN AADVANTAGE BALANCED FUND--Funds are invested in bonds and common stock, with emphasis on income and capital appreciation.

         FEDERATED MAX CAP FUND--Funds are invested in common stocks of the Standard & Poor's 500 Index.

         NEUBERGER & BERMAN GUARDIAN TRUST FUND--Funds are invested in stocks of companies whose earnings the portfolio manager believes will grow faster than average.

         SONIC STOCK FUND--Funds are invested in the common stock of Sonic Corp.

Prior to September 1, 1996, participants could direct their account balances to be invested in one of four investment funds or a combination of those funds (Stock Fund, Growth Fund, Balanced Fund and Capital Preservation Fund).

PARTICIPANT NOTES RECEIVABLE (LOAN FUND)

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from
(to) the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in

                   Sonic Corp. Savings and Profit Sharing Plan

1. DESCRIPTION OF PLAN (CONTINUED)

the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Interest rates range from 7% to 10%. Principal and interest are paid ratably through monthly payroll deductions. Such deductions are remitted by the Company to the Plan in the month following the payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or upon death, disability or retirement, may elect to receive annual installments over a period of not more than a participant's assumed life expectancy.

FORFEITED ACCOUNTS

During the years ended August 31, 1998 and 1997, forfeited nonvested accounts amounted to $28,136 and $14,352, respectively.

ADMINISTRATION

The Plan is administered by the Company. Administrative expenses, other than loan fees and trustee fees, incurred by the Plan are paid by the Company. During the years ended August 31, 1998 and 1997, such expenses amounted to $23,259 and $19,176, respectively.

                   Sonic Corp. Savings and Profit Sharing Plan

2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company's common stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

RELATED PARTY TRANSACTIONS

Certain Plan investments were shares of a mutual fund managed by BancOklahoma Trust Company, the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

The Plan's investments are held by BancOklahoma Trust Company. Investments that represent 5% or more of the Plan's net assets are separately identified in the accompanying statements of net assets available for benefits with fund information.

                   Sonic Corp. Savings and Profit Sharing Plan

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 19, 1992, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. YEAR 2000 (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by June 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                             SUPPLEMENTAL SCHEDULES

                   Sonic Corp. Savings and Profit Sharing Plan

            Line 27a--Schedule of Assets Held for Investment Purposes

                                 August 31, 1998

                                                      DESCRIPTION OF INVESTMENT,
    IDENTITY OF ISSUE, BORROWER,                   INCLUDING MATURITY DATE, RATE OF                      CURRENT
      LESSOR OR SIMILAR PARTY                       INTEREST, PAR OR MATURITY VALUE         COST          VALUE
-------------------------------------------------------------------------------------------------------------------
*American Performance Cash Management Fund                  219,163 shares              $  219,163     $  219,163
*American Performance Intermediate Bond Fund                 12,152 shares                 123,399        127,592
AIM Constellation Fund                                       28,885 shares                 738,930        668,679
AIM Value Fund                                               17,372 shares                 529,061        551,042
American AAdvantage Balanced Fund                            56,094 shares                 797,488        747,172
Federated Max Cap Fund                                       29,100 shares                 496,115        579,962
Neuberger & Berman Guardian Trust Fund                       54,382 shares                 856,828        774,402
                                                                                       ----------------------------
                                                                                         3,760,984      3,668,012
*Sonic Corp.                                        14,347 shares of common stock          226,795        228,662
*Participant notes receivable                                 7% to 10%                          -        171,770
                                                                                       ----------------------------
                                                                                        $3,987,779     $4,068,444
                                                                                       ----------------------------
                                                                                       ----------------------------

*Party-in-interest.

                   Sonic Corp. Savings and Profit Sharing Plan

                  Line 27d--Schedule of Reportable Transactions

                           Year ended August 31, 1998

                                                                                                               (h)
                                                                                                             CURRENT
                                                                                                              VALUE         (i)
                                                                  (c)             (d)            (g)       OF ASSET ON      NET
           (a)                         (b)                      PURCHASE        SELLING        COST OF     TRANSACTION    GAIN OR
IDENTITY OF PARTY INVOLVED    DESCRIPTION OF ASSETS              PRICE           PRICE          ASSET         DATE        (LOSS)
---------------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii)--SERIES OF
  TRANSACTIONS IN EXCESS OF
  5% OF PLAN ASSETS:
    SEI Corporation           AIM Constellation Fund:
                                 Purchases                       $247,487                                     $247,487
                                 Sales                                          $186,459        $164,072      $186,459     $22,387

                              AIM Value Fund:
                                 Purchases                       $191,912                                     $191,912
                                 Sales                                          $ 68,953        $ 56,082      $ 68,953     $12,871

                              American AAdvantage Balanced
                                Fund:
                                 Purchases                       $215,754                                     $215,754
                                 Sales                                          $ 64,227        $ 60,640      $ 64,227     $ 3,587

                              Neuberger & Berman Guardian
                                Trust Fund:
                                 Purchases                       $236,139                                     $236,139
                                 Sales                                          $ 68,962        $ 55,950      $ 68,962     $13,012

Columns (e) and (f) are not applicable.
There were no category (i), (ii) or (iv) reportable transactions during the year ended August 31, 1998.



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